Exhibit 99.1

Renren Announces New $100 Million Share Repurchase Plan

BEIJING, China, June 28, 2013 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real name social networking internet platform in China, today announced that its board of directors has authorized a new share repurchase program.

Renren’s board of directors has authorized, but not obligated, the Company to repurchase up to US$100 million of its own outstanding American Depositary Shares (“ADSs”) within one year from June 28, 2013. This program replaces the previous $150 million program that was announced on September 29, 2011 and is close to be completed. The repurchases may be made on the open market at prevailing market prices pursuant to Rule 10b5-1 and/or Rule 10b-18 plans, in privately negotiated transactions, in block trades or in other legally permissible ways from time to time depending on market conditions and in accordance with applicable rules and regulations.

Renren expects to implement this share repurchase program in a manner consistent with market conditions and the interest of its shareholders. Renren’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. Renren plans to fund repurchases made under this program from its available cash balance.

“We continue to focus on our long-term strategy of building a sustainable business around mobile-centric social networking. As we are close to fulfilling our previous repurchase plan, this announcement shows our full commitment to creating value to our shareholders,” commented Joseph Chen, Chairman and Chief Executive Officer.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, shop for deals, watch videos and enjoy a wide range of other features and services. Renren’s businesses primarily include the main social networking website Renren.com, the game development and operating platform Renren Games, the social commerce website Nuomi.com, and the user-generated content focused video sharing website 56.com. Renren.com had approximately 184 million activated users as of March 31, 2013. Renren’s American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from Renren’s management in this announcement contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks, uncertainties and other factors that may affect the Company’s results of operations is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Sam Lawn

Investor Relations Director

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com